FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	July, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Enclosures:

Press Release, dated July 7th, 2005, relating to: Lafarge confirms its long-term commitment to Aceh, Indonesia

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, July 7, 2005

LAFARGE CONFIRMS ITS LONG-TERM COMMITMENT TO ACEH, INDONESIA

•	Investment up to 90 million US dollars to rebuild the plant

•	Launch of a program to rebuild 500 homes

Bernard Kasriel, Lafarge’s’ Chief Executive Officer, announced today to invest $ 90 million to rebuild the plant in Aceh, Northern Sumatra, Indonesia, providing the final reconstruction costs are in line with those detailed estimates. This plant was destroyed during the tsunami on December 26, 2004.

The new plant will be equipped with state-of-the-art technological standards and have a production capacity of approximately 1.6 million tonnes. It is expected to be operational by mid-2007. It will help economic recovery in the island’s northern regions which greatly suffered after the tsunami, as part of the Group’s aid plan for its employees, sub-contractors, and local communities.

“We have long been present in Indonesia, and today, beyond from the emergency situation, we would like to support affected populations and help contribute to economic development in this country, which is very needy in terms of reconstruction,” explained Bernard Kasriel, on site, on July 7, 2005.

Today, at the port of Lhoknga, Bernard Kasriel will launch a floating terminal used to unload cement imported by Lafarge from its Malaysian subsidiary to meet the high demand for cement in the region of Banda Aceh. This terminal will allow the delivery of up to 1,600 tons of cement daily until the plant’s activity starts back up.

The Lafarge Group has also launched a program to rebuild 500 homes, a school, and a mosque in Lamkruet, a nearby village about a mile away from the factory. Lamkruet was almost entirely destroyed by the tsunami. The first group of 275 houses should be completed by summer 2006, for a total of approximately $2 million. Lafarge will allocate its own funds to finance this operation, also using donations from Group employees throughout the world, and from other partners who offered their help for disaster recovery.

Each house will comply with government blueprints, complete with running water and electricity, and will include a bathroom, a bedroom, a living room, a kitchen, and a patio (see below). This reconstruction program is overseen by Lafarge in partnership with a local NGO, Dompet Dhuafa Republika, which handles relations with local communities, Habitat for Humanity, an international NGO specialized in providing housing for the underprivileged and Atlas Logistique, which has a high level of expertise in construction site management.

In parallel to this housing reconstruction program for tsunami victims, Lafarge has already renovated several mosques and schools in the province of Aceh, with the added service of mobile medical assistance across the area.

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FRONT ELEVATION	LEFT ELEVATION
SCALE 1 : 100	SCALE 1 : 100

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 7th, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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